ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the related notes contained therein. In addition, the following should be read in conjunction with the Company’s most recent Annual Information Form, which has been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Annual Report on Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

TABLE OF CONTENTS
1	History and Strategy	Page 3
2	Operating Performance	Page 4
3	Reserves and Resources	Page 14
4	Consolidated Financial Results	Page 16
5	Liquidity and Capital Resources	Page 23
6	Subsequent Events	Page 30
7	Annual Outlook	Page 30
8	Changes in Accounting Policies & Critical Accounting Estimates	Page 31
9	Risks and Uncertainties	Page 33
10	Controls and Procedures	Page 40
11	International Financial Reporting Standards	Page 42

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of a ramp into the newly discovered ore-body called North Porvenir. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, both silver production and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, while the Company still engages in equity financings and convertible debt financings, the Company has been able to finance an increased portion of its acquisition, exploration, development and operating activities from production cash flows.

OPERATING PERFORMANCE

2009 Financial Highlights

  Sales Revenues climbed 29% to $50.8 million

  Mine Operating Cash-flow jumped 85% to $21.3 million

  EBITDA turned positive from $8.6 million loss to earnings of $12.1 million

  Net Loss reduced from $18.0 million to $1.9 million

  Silver Sales averaged 5% higher ($15.49 per oz) than average silver price ($14.67 per oz)

  Cash costs fell 33% to $6.04 per oz of silver produced ($4.96 per oz in Q4, 2009)

2009 Production Highlights

Silver production increased 11% to 2.6 million oz (779,344 oz in Q4, 2009)

Gold production rose 66% to 13,298 oz (4,591 oz in Q4, 2009)

Silver Equivalent production escalated 20% to 3.4 million oz (1.1 million oz in Q4, 2009)

Commenced production from new Lucero mine at Guanajuato in Q1, 2009

Commenced production from new Porvenir Dos mine at Guanacevi in Q4, 2009

Completed major capital projects at Guanacevi

Drove 4.0 kilometers of new underground mine access
North Porvenir Pump station
North Porvenir Ventilation raise
North Porvenir Electrical substations
Tailings Pond expansion

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Completed major capital projects at Guanajuato

Drove 2.7 kilometers of new underground mine access
Plant expansion to 600 tonnes per day capacity

2009 Exploration Highlights

Silver Proven and Probable reserves up 113% to 16.6 million oz (gold proven and probable reserves up 87% to 44,000 oz)

Silver Indicated resources up 21% to 23.6 million oz (gold indicated resources up 35% to 119,000 oz)

Silver Inferred resource down 6% to 18.4 million oz (gold inferred resources up 17% to 111,000 oz)

Discovered new high grade silver-gold mineralized zone at Porvenir Cuatro in Guanacevi

Extended new high grade silver-gold ore-bodies at Lucero and Bolanitos in Guanajuato

Carried out successful exploration projects at Guanacevi

Defined Porvenir Cuatro ore-body with 31 drill holes
Expanded Nocha Buena and Buena Fe mineralized zones
Expanded resources and reserves at North Porvenir

Carried out successful exploration projects at Guanajuato

Discovered extension of Lucero mineralized zone to south
Discovered Karina vein parallel to Lucero

Endeavour recorded its fourth consecutive year of growing sales revenue and mine operating cash-flow in 2009 (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). The Company’s successful bullion sales strategy outperformed the market by 5% in 2009 thereby generating an additional $2.6 million in sales revenues. Cash costs declined and operating profit margins rose for the second straight year resulting in the Company’s best financial performance yet, with EBITDA turning positive for the first time in Endeavour’s five year operating history.

Endeavour reported its fifth consecutive year of growing silver and gold production for 2009. The Company successfully opened two new mines during the year, one in each operating district, thereby facilitating the next phase of growth at both operations. Capital projects were completed on time and budget, and record silver recoveries and gold grades each helped Endeavour’s operating performance in 2009.

Endeavour achieved its fifth consecutive year of combined reserve and resource growth in 2009. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. New property acquisitions helped Endeavour’s exploration performance in 2009 and are expected to do so again in 2010.

In 2009, the Company emphasized its primary focus on safety, as demonstrated by over 13,000 hours of safety training. Mine rescue groups at both operations went to their first mine rescue completion and Endeavour placed 3rd in the first aid division. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Endeavour also continued its focus on maintaining high environmental standards at both operations. New toxic waste storage facilities were constructed in 2008, tailings water is routinely recycled and we have a policy of zero emissions from our tailings facilities.

The Company remained very pro-active in its employee and community relations in 2009, we instituted an enhanced employee bonus program in order to retain and attract the best mine workers in Mexico. Endeavour also maintained good relations with each of the local communities in which it operates, with community outreach programs, providing access to medical doctors and introducing new employment opportunities and skills training programs.

Consolidated Production Results

2009 compared to 2008

In 2009, Endeavour achieved two important milestones in its silver mining operations: the Company recorded its fifth consecutive year of growing silver production, up 11% to 2,598,518 ounces (oz) silver; and cash costs declined for the second consecutive year, down 33% to $6.04.

The higher silver production was due primarily to a 50% increase at the Guanajuato mines while silver production at the Guanacevi mines remained consistent with the prior year. Gold production increased by 66% to 13,298 oz due to the increase in gold grades at both Guanacevi and Guanajuato and the increase in plant throughput at Guanajuato.

Plant throughput for 2009 was 384,827 tonnes at average grades of 268 grams per tonne (gpt) silver and 1.33 gpt gold as compared to 352,196 tonnes at average grades of 279 gpt silver and 0.85 gpt gold for 2008. The higher throughput was due to a 60% increase at Guanajuato where the mines were able to operate for a full 12 months as opposed to 2008 where mine production was limited for 6 months because of the focus on shaft safety upgrades and mine access development. The throughput at Guanacevi decreased by 10% because mine personnel and equipment were more focused on new mine development and dewatering the ramp at North Porvenir.

Silver grades were 4% lower and gold grades were 56% higher in 2009, due to the higher throughput of lower grade silver/ higher grade gold ores at Guanajuato.

Guanacevi Production Results

2009 compared to 2008

Silver production for 2009 was 1,870,337 oz, an increase of 1% compared to 1,858,397 oz in 2008. Plant throughput was 230,632 tonnes at average grades of 322 gpt silver and 0.80 gpt gold as compared to 255,656 tonnes at average grades of 318 gpt silver and 0.58 gpt gold during 2008. The increase in production was due to the increase in grade and recovery.

The decrease in throughput was due to more personnel and equipment being allocated to mine development during the early part of the year, higher than expected water inflows in North Porvenir as the access ramp drove below the water table and several unexpected outages on the local power grid which compounded the dewatering process. During the 4th quarter, throughput improved significantly to a record 70,832 tonnes because the new pump station at North Porvenir was successfully completed and backup generators were brought in to deal with the power issues.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Guanajuato Production Results

2009 compared to 2008

Silver production for 2009 increased 50% to 728,181 ounces from 484,518 ounces in 2008. Plant throughput was 154,195 tonnes at average grades of 187 gpt silver and 2.13 gpt gold as compared to 96,540 tonnes at average grades of 175 gpt silver and 1.59 gpt gold in 2008. The 60% increase in plant throughput and the improved silver grades and gold grades were due to the discovery and development of higher grade ores in the new Lucero vein area of the Bolanitos mine and at depth in the Veta-Madre at the Cebada mine. In addition, the mines were able to produce for the full 12 months as opposed to limited production for 6 months in 2008.

The Company revised its method for reporting production from Guanajuato in 2009. Prior to December, 2008, the Company recovered gold and silver into bulk sulfide concentrates and shipped the concentrates to the Met-Mex (“Penoles”) refinery in Torreon, Mexico for treatment. Penoles paid 95% of the gold and silver in concentrate but significantly increased their smelting charges, deductions and penalties in mid-2008. Therefore, the Company reevaluated its processing alternatives for the Guanajuato concentrates and determined that it could materially reduce its processing costs by shipping the concentrates to the Guanacevi process plant for treatment to produce dore silver-gold bars. The smelter pays 99% for the silver and gold in dore and re-processing at Guanacevi only recovers 88% of the silver and 94% of the gold in concentrate, so the result is slightly lower production, but significantly lower costs, overall improving the Company’s gross profit margin.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Comparative Table of Consolidated Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03
Production 2009 Year:
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96
YTD 2009	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04

Q4, 2009 : Q4, 2008	27%	-6%	66%	12%	90%	-5%	-14%	-33%

Q4, 2009 : Q3, 2009	24%	-1%	15%	18%	27%	-2%	-10%	-4%

YTD 2009 : YTD 2008	9%	-4%	56%	11%	66%	5%	-2%	-34%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4	9.86
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5	10.31
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9	7.45
Total	226,295	375	0.70	1,907,795	3,957	69.4	75.7	8.16
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	9.21
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.32
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	7.00
YTD 2009	230,632	322	0.80	1,870,337	4,877	78.3	84.3	7.99

Q4, 2009 : Q4, 2008	23%	-4%	102%	14%	120%	-2%	-14%	-5%

Q4, 2009 : Q3, 2009	29%	5%	70%	28%	82%	-2%	-16%	-16%

YTD 2009 : YTD 2008	-10%	1%	38%	1%	29%	11%	5%	-8%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz

Production 2007 Year:	Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0	-
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4	8.07
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7	12.58
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0	32.97
Total	65,266	133	1.47	227,689	2,360	81.5	76.6	20.06
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)
YTD 2009	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01

Q4, 2009 : Q4, 2008	35%	-9%	40%	6%	71%	-14%	-14%	-117%

Q4, 2009 : Q3, 2009	16%	-17%	-4%	-6%	3%	-2%	-7%	-28%

YTD 2009 : YTD 2008	60%	7%	34%	50%	99%	-12%	-8%	-91%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Cash Costs (Non-GAAP Measure)

Cash operating cost per oz is a non-GAAP measure commonly reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. The cash operating cost is provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its cash operating cost per oz of silver produced as cost of sales, net of gold credits and royalties.

Reconciliation of cash operating cost per oz to cost of sales (2009):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$29,478	$11,439	$6,516	$5,640	$5,883
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in Inventories	$594	$(2,308)	$844	$1,538	$520
Change in By-Product Inventories	$(1,648)	$807	$(1,398)	$(1,003)	$(54)
By-Product gold sales	$(12,071)	$(6,141)	$(2,263)	$(1,820)	$(1,847)
Cash Operating Costs	$15,533	$3,824	$3,403	$4,021	$4,285

Ozs Produced	2,598,518	779,344	661,903	584,486	572,785
Ozs Payable	2,572,533	771,552	655,284	578,641	567,056
Cash O perating Cost Per Oz US$ *	$6.04	$4.96	$5.19	$6.95	$7.56

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$20,255	$8,142	$4,908	$3,782	$3,423
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in Inventories	$455	$(1,790)	$68	$1,442	$735
Change in By-Product Inventories	$(661)	$188	$(24)	$(676)	$(149)
By-Product gold sales	$(4,427)	$(2,495)	$(885)	$(423)	$(624)
Cash Operating Costs	$14,802	$4,072	$3,771	$3,791	$3,168
Ozs Produced	1,870,337	587,477	457,609	415,775	409,476
Ozs Payable	1,851,634	581,603	453,033	411,617	405,381
Cash O perating Cost Per Oz US$ *	$7.99	$7.00	$8.32	$9.21	$7.81

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$9,223	$3,297	$1,608	$1,858	$2,460
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in Inventories	$138	$(518)	$776	$96	$(216)
Change in By-Product Inventories	$(987)	$619	$(1,374)	$(327)	$95
By-Product gold sales	$(7,644)	$(3,646)	$(1,378)	$(1,397)	$(1,223)
Cash Operating Costs	$730	$(248)	$(368)	$230	$1,116
Ozs Produced	728,181	191,867	204,294	168,711	163,309
Ozs Payable	720,899	189,949	202,251	167,024	161,675
Cash O perating Cost Per Oz US$ *	$1.01	($1.31)	($1.82)	$1.38	$6.90

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Reconciliation of cash operating cost per oz to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$520	$162	$100	$201	$57
Change in By-Product Inventories	$(347)	$(315)	$-	$(5)	$(27)
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982

Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Cash Operating Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$104	$(132)	$(22)	$201	$57
Change in By-Product Inventories	$(91)	$(59)	$-	$(5)	$(27)
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Ozs Produced	1,858,927	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Cash Operating Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended	For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in Inventories	$416	$294	$122	$-	$-
Change in By-Product Inventories	$(256)	$(256)	$-	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Cash Operating Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Exploration Results

In 2009, Endeavour drilled approximately 18,000 meters (59,000 feet) in 61 drill holes testing 6 exploration targets in order to replace mine reserves and expand silver resources. The Company’s exploration drilling programs in Mexico met with continued success, highlighted by the discovery of several new, high grade silver-gold mineralized zones near Endeavour’s two mining operations, Guanacevi in Durango State, and Guanajuato in Guanajuato State.

Guanacevi

The Company currently holds 100% interests in 1,054 hectares (2,604 acres) within the historic silver district of Guanacevi, Mexico. Since acquiring Guanacevi in 2004, the Company has found five high-grade silver-gold ore-bodies along a five kilometer (3 mile) length of the prolific Santa Cruz silver vein.

In 2009, exploration drilling at Guanacevi focused in three areas: expanding the resources at the operating Porvenir mine; exploring the new Porvenir Cuatro property located 3 kilometers along strike to the northwest of the Porvenir mine; and extending the high-grade silver mineralized zones discovered in the San Pedro area north of the Porvenir mine in 2008. During the year the Company drilled 45 holes totaling approximately 13,560 meters. The drilling at Porvenir Cuatro found a new ore-body that is now being fast tracked to production.

Guanajuato

The Company currently holds 100% interests in 2,071 hectares (5,118 acres) within the historic silver district of Guanajuato, Mexico. Since acquiring Guanajuato in 2007, the Company has discovered three high-grade silver-gold ore-bodies, one along the Veta Madre ore-bearing structure northwest of the Cebada mine and two along the Vetas La Luz mineralized veins southeast of the Lucero/Bolanitos mine.

In 2009, exploration drilling at Guanajuato focused in two areas: expanding the resources at the operating Lucero/Bolanitos mine; and exploring along strike 500 meters to the southeast of the high grade silver gold Lucero/Bolanitos mine. During the year the Company drilled 16 holes totaling approximately 4,400 meters. The Lucero vein has now been extended a further kilometer to the south and a new parallel vein called Karina was discovered.

Parral, Arroyo Seco, and El Toro Properties

In 2009, the Company exercised its option to acquire a 100% interest in the El Cometa Property (20 hectares or 48 acres) in the historic silver district of Parral, Chihuahua. Within six months of acquiring the El Cometa option in 2006, the Company discovered the new Cometa, Consuela and Estrella poly-metallic mineralized vein zones. As of March 2009, Endeavour reported an NI 43-101 indicated resource at Cometa of 1.5 million oz silver and inferred resources totaling 1.0 million oz silver plus significant gold, lead and zinc resources.

During 2009, the Company also acquired a 100% option to purchase the neighbouring San Juanico properties (17.1 hectares or 42.4 acres). San Juanico lies immediately adjacent to Cometa to the north along the same Estrella vein system and management believes the mineralized zones at Cometa trend across the San Juanico properties. A Phase 1 drill program is planned to commence at San Juanico for Q2, 2010.

A detailed mapping and sampling program was conducted at the 3,216 hectare (7,947 acre) El Toro project in Durango in 2009 but no exploration work was carried out at the Company’s 1,215 hectare (3,002 acre) Arroyo Seco project in Michoacan. In 2010, a Phase 1 drill program is planned at El Toro and additional exploration work will be conducted at Arroyo Seco.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

RESERVES AND RESOURCES

The updated NI 43-101 reserve and resource estimates to December 31, 2009 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mines project in Durango State, the Guanajuato Mines project in Guanajuato State and the Parral Exploration project in Chihuahua State.

The Company retained Micon International Ltd (“Micon”), to audit the updated reserves and resources to December 31, 2009 for the Guanacevi project. The Qualified Person for reporting the reserves is Robert J. Leader, P.Eng. an employee of Micon. The Qualified Persons for reporting the Guanacevi resources, are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, MAusIMM also Micon employees.

The Company retained Micon International Ltd (“Micon”), to audit the updated reserves and resources to December 31, 2009 for the Guanajuato project. The Qualified Person for reporting the reserves is Robert J. Leader, P.Eng. an employee of Micon. The Qualified Persons for reporting the Guanajuato resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Ing. Alan J. San Martin, MAusIMM also Micon employees.

The Company retained Micon International Ltd (“Micon”), to audit the updated resources to December 31, 2008, based on the then current metal prices for the Parral Project (El Cometa Property) . The Qualified Persons for reporting the Parral resources, are William J. Lewis, B.Sc., P.Geo, and Thomas C. Stubens, M.A.Sc., P.Eng., who are Micon employees.

The reserve and resource statements for the Guanacevi, Guanajuato and Parral Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The information should be read in conjunction with corresponding technical reports filed on Sedar March 23, 2010.

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq
Proven
Guanacevi	229,000	368	0.62	408	2,706,000	4,600	3,001,800
Guanajuato	111,000	184	2.58	352	656,800	9,200	1,257,000
Total Proven	340,000	308	1.26	390	3,362,700	13,800	4,258,800
Probable
Guanacevi	1,083,000	354	0.51	388	12,329,200	17,900	13,494,200
Guanajuato	159,000	175	2.41	332	897,000	12,300	1,696,300
Total Probable	1,242,000	331	0.76	380	13,226,200	30,200	15,190,500
Total Proven & Probable	1,582,000	326	0.87	382	16,589,000	44,000	19,449,200

Cut-off grade for Proven & Probable Reserves is 222 g/t Ag for Guanacevi & 202 Ag-Equivalent for Guanajuato

Silver-Equivalencies in the table are calculated using a 65:1 ratio based on prices of USD$ 17 per ounce of silver and USD$1,100 per ounce of gold; no base metal credits are used for calculating Silver-Equivalencies

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Resources Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Pb (%)	Zn (%)
Resources Indicated
Guanacevi	2,173,000	255	0.53	290	17,830,000	37,100	20,244,100
Guanajuato	624,000	215	1.90	339	4,319,500	38,200	6,804,000
Parral (Cometa)	934,000	49	1.46	144	1,471,400	43,800	4,321,100	3.18	3.20
Total Indicated	3,731,000	197	0.99	262	23,620,900	119,200	31,369,300

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Pb (%)	Zn (%)
Guanacevi	1,431,000	209	0.36	232	9,607,200	16,400	10,674,800
Guanajuato	1,131,000	212	1.93	338	7,714,000	70,000	12,262,600
Parral (Cometa)	528,000	61	1.45	155	1,035,500	24,600	2,635,500	3.00	2.74
Total Inferred	3,089,000	185	1.12	257	18,356,700	111,000	25,572,800

Cut-off grade for Indicated & Inferred Resources for Guanacevi is 129 g/t Ag for Alex Breccia, Santa Cruz, North Porvenir and Porvenir Dos, 190 g/t AgEq for Porvenir Cuatro and 200 g/t AgEq or 50 g/t AgEq + 3.5% Pb + Zn combined for Noche Buena and Buena Fe.

Cut-off grade for Indicated & Inferred Resources for Guanajuato is 150 g/t AgEq

Cut-off grade for Indicated & Inferred Resources for Parral (Cometa) is USD$40 Net Smelter Return (NSR)

The NSR for Parral (Cometa) was calculated using metal prices of USD$12 per ounce of silver, USD$900 per ounce of gold, USD$0.50 per pound of lead, USD$0.50 per pound of zinc; metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

Silver-equivalencies in the table were calculated using a 65:1 ratio based on prices of USD$ 17 per ounce of silver and USD$1,100 per ounce of gold; no base metal credits are used for calculating silver-equivalencies.

Calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, they are not considered to be material.

NOTE: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

CONSOLIDATED FINANCIAL RESULTS

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Sales Revenue *	$50,769	$39,302	$32,319

Net loss:
(i) Total *	$(1,926)	$(18,004)	$(12,202)
(ii) Basic per share	$(0.04)	$(0.37)	$(0.27)
(iii) Diluted per share	$(0.04)	$(0.37)	$(0.27)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2009	2008	2007
Total assets *	$105,881	$67,292	$82,151
Total long-term liabilities *	$18,240	$5,481	$6,646

* Expressed in thousands of dollars, except for per share amounts

Consolidated Financial Results

Year ended December 31, 2009 compared with the year ended December 31, 2008

For the year ended December 31, 2009, the Company’s Mine Operating Earnings were $10.0 million (2008- $3.1 million) on Sales of $50.8 million (2008- $39.3 million) with Cost of Sales of $29.5 million (2008- $27.8 million) and Depreciation and Depletion of $11.3 million (2008 - $8.4 million).

Operating Earnings were $10 thousand (2008: loss of $12.9 million) after Exploration costs of $2.4 million (2008: $8.6 million), General and Administrative costs of $4.3 million (2008: $5.1 million), Accretion of Convertible Debentures of $1.5 million (2008: Nil) and Stock Based Compensation costs of $1.8 million (2008: $2.3 million).

Earnings Before Taxes were $2.2 million (2008 – Loss Before Taxes of $17.0 million) after Foreign Exchange Loss of $1.0 million (2008- $1.5 million), a Gain on Marketable Securities of $15 thousand (2008 - Loss of $0.6 million), a Mark to Market Gain on redemption call option of $2.7 million (2008 – $ Nil), which relates to the redemption call option of the convertible debt, and Investment and Other Income of $0.5 million (2008 - $0.3 million). During the period in 2008 there was also an impairment of Asset Backed Commercial Paper of $1.4 million, an allowance for IVA receivable of $0.8 million and a write off of uncollectable IVA of $0.1 million. The Company incurred a Net Loss for the year of $3.8 million (2008 - $18.0 million) after an Income Tax Provision of $4.1 million (2008 - $1.0 million).

Sales of $50.8 million for 2009 represent a 29% increase over the $39.3 million for 2008 due to increased production as well as increased realized silver and gold prices during the year. During 2009, the Company sold 2,497,517 ounces of silver and 11,831 oz gold, for realized prices of $15.49 and $1,020 respectively as compared to sales of 2,267,944 oz silver and 7,770 oz gold for realized prices of $14.51 and $822 respectively in 2008. The Company also accumulated 146,859 silver oz and 1,731 gold oz as finished goods at December 31, 2009 as compared to 71,843 silver oz and 397 gold oz at December 31, 2008. The cost allocated to these Finished Goods is $1.8 million compared to $0.9 million at December 31, 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

The realized prices of $15.49 for silver and $1,020 for gold are 5% higher than the 2009 average spot prices of $14.67 and $972, respectively due to the Company’s monthly sales strategy and the accumulation of Finished Goods in Q3 and Q4 at lower silver prices which were then sold late in Q4 at higher silver prices.

Cost of Sales for 2009 was $29.5 million, an increase of 6% over the Cost of Sales of $27.8 million for 2008. The 6% increase in the cost of sales is primarily a result of the Company’s rising production, offset by the improved productivity at Guanajuato mine, the depreciation of the Mexican Peso to the US Dollar compared to 2008. Depreciation and Depletion was $11.3 million, an increase of 34% compared to 2008, primarily due to the reduction in the reported proven and probable ounces at Guanacevi and increased mine tonnes which is used to deplete mine assets on a unit of production basis, increased production as well as depreciation on increased capital asset balances.

Exploration expenses decreased to $2.4 million from $8.6 million in 2008 as the Company reduced its exploration activities in early 2009 to conserve cash and focus on mine development and capital expenditures. General and Administrative expenses decreased by 14% to $4.3 million for 2009 as compared to $5.1 million in 2008 primarily due to some cost reductions and the Canadian Dollar depreciating against the US Dollar in the early part of the year, decreasing the reporting currency costs.

The Company experienced a Foreign Exchange Loss of $1.0 million as compared to $1.5 million in 2008. The losses are due to fluctuations of the Canadian dollar and the Mexican Peso to the US dollar. During 2009, the majority of the Foreign Exchange Loss is due to the translation of the Canadian Dollar-denominated Convertible Debt into US Dollars as there has been a strengthening of the Canadian Dollar to the US Dollar. During 2008, there was a weakening of both the Canadian Dollar and the Mexican Peso against the US Dollar resulting in lower valuations on Canadian Dollar and Mexican Peso cash accounts and realized foreign exchange losses on Canadian denominated marketable securities disposed of during the year.

The Company realized a Gain on Marketable Securities of $15 thousand as compared to a loss of $0.6 million in 2008. The loss in 2008 was a result of general market conditions experienced in 2008 and the Company’s liquidation of marketable securities during that time to meet operating needs. There was a Mark to Market Gain on Redemption Call option of $2.7 million (2008 – $ Nil) relating to the Company’s redemption call option on the convertible debt. This amount represents the increase in the estimated value of the call option based on the current market conditions and there was no amount for 2008 as the convertible debt was issued in February 2009. Investment and other income increased to $0.5 million in 2009 from $0.3 in 2008 primarily due to a higher cash balance earning interest income in 2009. For 2009, there was an Income Tax Provision of $4.1 million as compared to a provision of $1.0 million in 2008. The change in the income tax provision is largely due to the increase in the future tax liability as Company continues to utilize loss carry forwards on the Mexican entities.

Fourth quarter 2009 compared to fourth quarter 2008

For the three months ended December 31, 2009, the Company realized Mine Operating Earnings of $8.2 million (2008 – loss of $1.8 million) from its mining and milling operations on Sales of $24.2 million (2008 - $7.9 million) with Cost of Sales of $11.4 million (2008 - $7.2 million) and Depreciation and Depletion $4.6 million (2008 - $2.5 million).

The Operating Earnings was $4.4 million (2008 - $3.6 million) after Exploration costs of $1.2 million (2008 - $0.7 million), General and Administrative costs of $1.3 million (2008 - $1.0 million), Accretion of Convertible Debentures of $0.4 million (2008 – Nil) and Stock Based Compensation costs of $0.9 million (2008 - $0.1 million).

The Earnings Before Taxes was $7.3 million (2008 - $6.3 million) after Foreign Exchange Loss of $0.1 million (2008 $1.0 million), a realized Gain on Marketable Securities of $15 thousand (2008 – loss of $0.8 million), a Mark to Market Gain on redemption call option of $2.7 million and Investment and Other Income of $0.3 million (2008 -$0.2 million). During the period in 2008 there was also an allowance for IVA receivable of $0.8 million and a write down of IVA receivable of $0.1 million. The Company recognized Net Earnings of $1.3 million (2008 – Net Loss of $5.2 million) after an Income Tax Provision of $4.1 million (2008 – Provision of $1.1 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Sales were $24.2 million, an increase of 206% over Sales of $7.9 million for the fourth quarter of 2008. The increase in sales is due to 3 main factors; an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. The realized price was $17.95 for silver and $1,108 for gold for the fourth quarter of 2009 whereas the realized price for was US$10.21 for silver and $797.98 for gold for the fourth quarter of 2008. The Company experienced an increase of 12% in silver production and a 90% increase in gold production for Q4 2009 over Q4 2008. There was also a large impact on sales due the timing of finished goods sales as the Company had a book value of $5.0 million in unsold finished goods inventory at September 30, 2009, with an estimated market value of $9.0 million, which was converted to sales in the fourth quarter of 2009.

Cost of sales was $11.4 million, an increase of 58% over the cost of sales of $7.2 million for Q4 2008. The increase in the cost of sales is primarily a result of the costs which were charged to the large finished goods inventory at September 30, 2009 being recognized upon the sale of the goods in Q4. Depreciation and Depletion were $4.6 million, an increase of 84% primarily due to the depreciation charge in finished goods which was recognized when the finished goods were sold. Depletion and Depreciation were also affected by the reduction in the reported proven and probable ounces at Guanacevi, which is used to deplete mine assets on a unit of production basis, as well as depreciation on increased capital asset balances.

Exploration expenses increased to $1.2 million in Q4 2009 from $0.7 million in Q4 2008 as the Company has recently begun to expand exploration activity after approximately a year of reduced activity designed to conserve cash to focus on mine development capital expenditures. General and Administrative expenses increased by 30% to $1.3 million in Q4 2009 due to accruals for management and employee bonuses at year-end. The bonuses paid for 2008 were not accrued at the December 31, 2008 year-end as there was significant uncertainty at that time that bonuses would be paid. There was $0.4 million in Accretion expense on the Convertible Debt during the quarter as compared to Nil in the same period of 2008 as the Company had no Convertible Debt issued in the prior year. Stock Based Compensation increased to $1.0 million in Q4 2009 from $83 thousand in 2008 primarily due to the timing of options granted during the year and the issuance of share bonuses close to year end. During 2008 the majority of the year’s stock-based compensation was recognized in the first half of the year whereas for 2009 the majority was recognized in the latter half of the year. The overall stock-based compensation for all of 2009 was $0.5 million less than for all of 2008.

The Company experienced a Foreign Exchange loss during Q4 2009 of $0.1 million compared to $1.0 million in the fourth quarter of 2008. For Q4 2009 the Foreign Exchange loss is primarily due to the Convertible Debt that is held in Canadian dollars and re-valued to U.S. dollars at the current rate at each period end. During Q4 2009 there was low volatility in the Canadian Dollar and the Mexican Peso against the US Dollar whereas during Q4 2008 there was high volatility and a weakening of both the Canadian Dollar and the Mexican Peso against the US Dollar resulting in lower valuation on Canadian Dollar and Mexican Peso cash accounts and realized Foreign Exchange losses on Canadian denominated marketable securities disposed of during the quarter.

The Company experienced a Mark to Market Gain on a Redemption Call option of $2.7 million (2008 – Nil) relating to the Company’s redemption call option on the convertible debt. This amount represents the increase in the estimated value of the call option based on the current market conditions and there was no amount for 2008 as the convertible debt was issued in February 2009.

During the quarter there was an Income Tax Provision of $4.1 million for Q4 2009 compared to an income tax recovery of $1.1 million. The increase in tax expense is driven by the increase in silver prices and operating profit during the fourth quarter. The Company continues to expense mine development for tax purposes significantly increasing the temporary difference between the reporting income and taxable income.

Year ended December 31, 2008 compared with the year ended December 31, 2007

For the year ended December 31, 2008, the Company realized Mine Operating Earnings of $3.1 million (2007 –$3.3 million) from its mining and milling operations on Sales of $39.3 million (2007 - $32.3 million) with Cost of Sales of $27.8 million (2007 - $24.3 million) and Depreciation and Depletion $8.4 million (2007 - $4.7 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

The Operating Loss was $12.9 million (2007 - $12.2 million) after Exploration costs of $8.6 million (2007 - $6.0 million), General and Administrative costs of $5.1 million (2007 - $4.8 million) and Stock Based Compensation costs of $2.3 million (2007 - $4.7 million).

The Loss Before Taxes was $17 million (2007 - $9.5 million) after Foreign Exchange Loss of $1.5 million (2007 –Gain of $2.4 million), a Loss on Marketable Securities of $0.6 million (2007 – Gain of $0.7 million), an Impairment on Asset Backed Commercial Paper of $1.4 million (2007 - $1.3 million), an Allowance for IVA receivable of $0.8 million (2007 – Nil) a Write Off of uncollectible IVA of $0.1 million (2007 – Nil) and Investment and Other Income and Expenses of $0.3 million (2007 - $0.9 million). The Company incurred a Net Loss for the year of $18 million (2007 - $12.2 million) after an Income Tax Provision of $1.0 million (2007 - $1.2 million).

Sales were $39.3 million for 2008, an increase of 22% over the sales of $32.3 million for 2007 due to increased production and higher average realized price per ounce. Cost of Sales for the year was $27.8 million, an increase of 14% over the cost of sales of $24.3 million for 2007. The increase in the cost of sales is a result of the costs associated with an increase in production and rising costs for labour, fuel, power, parts, equipment and supplies. The Company also experienced additional costs during the year related to expansion and upgrade programs. Depreciation and depletion was $8.4 million, an increase of 79% as compared to 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures in 2008.

Exploration expenses increased 44% in 2008 to $8.6 million from $6.0 million, due to a more aggressive exploration program. General and Administrative costs increased 5% to $5.1 million as compared to $4.8 million in 2007 primarily due to increased corporate development activities.

The Company experienced a Foreign Exchange loss during 2008 of $1.5 million as compared to a foreign exchange gain of $2.4 million in 2007. During 2008 there was a weakening of both the Canadian Dollar and the Mexican Peso against the U.S. Dollar resulting in a lower valuation of Canadian Dollar and Mexican Peso cash accounts and realized foreign exchanges losses on Canadian denominated marketable securities disposed of during the year. During 2007 there was a strengthening of the Canadian dollar to the U.S. dollar and the Company held more Canadian dollars at that time. The Company realized a Loss on Marketable Securities during the period of $0.6 million as compared to a gain of $0.7 million in the same period of 2007 as a result of general market conditions experienced in 2008 and the Company’s liquidation of marketable securities during that time to meet operating needs. Investment Income and Other expenses decreased from $0.9 million in 2007 to $0.3 million as a result of less cash earning interest income and a reduction in the interest rates received on cash during 2008. The Income Tax Provision was $1 million for 2008, as compared to $1.2 million for 2007.

During 2008, the Company took an additional impairment of $1.4 million (2007 - $1.3 million) on Asset Backed Commercial Paper (“ABCP”) held by the Company. (see “Liquidity and Capital Resources”) and took an Allowance against IVA receivable of $0.9 million (2007 - $Nil) on balances relating to 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Summary of Quarterly Results

(in US$000s	Dec 31, 2009 Period End				Dec. 31, 2008 Period End
except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Total Revenues	$24,250	$9,796	$8,236	$8,487	$7,900	$10,613	$10,060	$10,729

Cost of Sales	$11,439	$6,516	$5,640	$5,883	$7,226	$7,648	$6,361	$6,567
Depreciation, Depletion & Accretion	$4,563	$1,997	$2,414	$2,290	$2,551	$2,558	$1,769	$1,505
Mine Operating Earnings / (Loss)*	$8,248	$1,283	$182	$314	$(1,877)	$407	$1,930	$2,657

Net income (loss):
(i) Total	$3,133	$(1,487)	$(1,832)	$(1,740)	$(5,149)	$(7,427)	$(3,417)	$(2,011)
(ii) Basic per share	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)	$(0.04)
(iii) Diluted per share	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)	$(0.04)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 1st Quarter of 2008 production decreased because Guanajuato reduced output in order to facilitate the mine and shaft safety upgrades to meet North American standards. The decreased production was partly offset by higher silver prices, which surged to more than $20 per ounce in March, averaging $17.68 during the quarter. The decreased costs were a function of decreased production activity during the Guanajuato rehabilitation and safety programs.

In the 2nd Quarter of 2008 the ramp up of Guanacevi capital expansion program, including mine development reduced the production for the quarter, while Guanajuato production ramped up in June resulting in consistent production and costs quarter over quarter.

In the 3rd Quarter of 2008 production increased primarily due to the ramp up of production at Guanajuato, partially offsetting the slide in silver prices which began in August. Costs increased due to the ramp up of Guanajuato operations and improved employee production bonuses which were magnified by the slight appreciation of the Mexican Peso during the quarter until late September when the Peso began its significant fall.

In the 4th Quarter of 2008 the Company realized higher production output due to improved grades and recoveries at Guanacevi and greater output at Guanajuato. However the production increase was significantly offset by the drop in the silver price during the fourth quarter. The decrease in production costs is attributed to the significant depreciation of the Mexican peso. The Company’s largest production cost is labour, therefore any change in the valuation of the local currency directly impacts our production costs. Subsequent to December 31, 2008, the Mexican Peso continued its depreciation against the US dollar, further reducing the US dollar production costs of both mines.

In the 1st Quarter of 2009, the Company’s decrease in production was offset by improved silver and gold prices compared to prior quarter. The Company’s operating costs continued to benefit from the depreciation of the Mexican Peso against the US dollar, while General and Administrative costs reported also benefited from the depreciation of the Canadian dollar against the US dollar.

In the 2nd Quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter accordingly.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

In the 3rd Quarter of 2009, the Company experienced a 13% increase in production over the previous quarter. There was an increase in sales due to both an increase in sold ounces and more robust silver and gold prices during the period, with a corresponding increase in operating costs. The increase in sales was in addition to a further increase in finished goods inventory from the prior quarter.

In the 4th Quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales is due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the fourth quarter of 2009 there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

Update on Use of Proceeds from Recent Financings

As disclosed in the Company’s short form prospectus dated February 20, 2009, the Company proposed to use Cdn$1,075,000 of the net proceeds from its December 31, 2008 special warrants private placement to continue sustaining capital development programs associated with the Company’s Guanacevi Mines project. Based on the December 31, 2008 noon exchange rate reported by the Bank of Canada of Cdn.$1.00 = US$0.8166, this amount was equivalent to US$887,845.

These proceeds were used to extend the North Porvenir Ramp for stope development and to complete a Robbins ventilation raise, as further detailed in the table below. In the first quarter of 2009, the ramp was extended 564 metres at a cost 30% greater than plan. The extra costs for the ramp extension were attributed to the need for additional ground support through a section of the ramp and more-than-expected water inflows that therefore required more pumping. The ventilation raise cost was higher than budgeted due to an unfavourable exchange rate as compared to the original quote.

Guanacevi Mine Project Capital Expenditures	Expected (US$)	Actual (US$)	Variance (US$)
Ventilation Raise	$387,885	$429,722	($41,837)
North Porvenir Ramp Extension
Labour	$205,783	283,244	(77,461)
Engineering & Geology	$45,730	44,052	1,678
Supplies	$120,040	188,441	(68,401)
Electrical	$32,664	42,002	(9,338)
Indirect Allocation	$85,743	81,542	4,201
North Porvenir Ramp Extension	$489,960	639,281	(149,321)
Total	$877,845	$1,069,003	($191,158)

On February 26, 2009, the Company received net proceeds of Cdn$12.5 million from a private placement of five year 10% subordinated unsecured convertible redeemable debentures. Based on the February 26, 2009 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.8028, this amount was equivalent to U.S.$10.0 million. Of the net proceeds from this private placement, US$5.8 million were intended to be used for capital expenditures at the Guanacevi and Guanajuato Mines Projects as set out in the table below, with the balance of U.S.$4.2 million to be used for working capital. The work was completed with costs being consistent with management’s initial budget and with no material variance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Guanacevi and Guanajuato Mines Capital Expenditures	Expected (US$)	Actual (US$)	Variance (US$)
Mine Development	$3,500,000	$3,450,000	$ 50,000
Plant Expansion	500,000	500,000	0
Mine Equipment	1,400,000	1,300,000	100,000
Miscellaneous Equipment	400,000	340,000	60,000
Total	$5,800,000	$5,590,000	$210,000

On October 7, 2009, the Company received net proceeds of Cdn$17.3 million from a prospectus offering of units. Based on the October 7, 2009 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9417, this amount was equivalent to US$16.4 million. As disclosed in the Company’s short form prospectus dated September 28, 2009, US$12 million of the net proceeds from this offering were intended to be used for capital expenditures and exploration drilling at the Guanacevi and Guanajuato Mines projects as set out in the table below, with the balance of US$4.4 million to be used for working capital. The capital expenditure and exploration drilling programs have not yet been completed and further expenditures will be made in 2010. Expenditures to date have been consistent with management’s initial budget and with no material variance.

Guanacevi and Guanajuato Mines Capital Expenditures	Expected (US$)	Actual (US$)	Variance (US$)
Mine Development - Guanacevi	$3,000,000	$2,001,705	$ 998,295
Mine Development - Guanajuato	1,000,000	538,530	461,470
Plant Refurbishment & equipment – Guanacevi & Guanajuato	3,000,000	0	3,000,000
Miscellaneous Equipment - Guanjuato	1,000,000	360,000	640,000
Exploration drilling – Guanacevi (Porvenir Cuatro)	600,000	617,428	(17,428)
Exploration drilling – Guanacevi (Santa Fe)	200,000	91,384	108,616
Exploration drilling – Guanacevi (Noche Buena)	600,000	274,153	325,847
Exploration drilling – Guanacevi (Porvenir Mine)	600,000	314,937	285,063
Exploration drilling – Guanajuato (South Bolanitos)	800,000	592,899	207,101
Exploration drilling – Guanajuato (North Cebada)	900,000	363,267	536,733
Exploration drilling – Guanajuato (North Bolanitos)	300,000	0	300,000
Total	$12,000,000	$ 5,154,303	$6,845,697

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), related party companies, and from time to time will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has a $133,000 receivable related to administration costs outstanding as of December 31, 2009 (2008 - $21,000).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

During the year ended December 31, 2009, the Company has paid $228,000 for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. The Company has $5,000 payable related to legal costs outstanding as of December 31, 2009. In 2008 and 2007 the Company paid $120,000 and $130,000, respectively for legal services to a separate legal firm with a former member of management.

On December 31, 2007 the Company signed option agreements with Aztec Metals Corp. (“Aztec”), a non-public company with common directors, whereby Aztec had the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63,000 and issuance of 533,333 common shares in Aztec.

Aztec paid Endeavour $43,000 and delivered a signed silver participation contract June 30, 2008 to exercise the option on the Matehuala property and cancelled the option to acquire the Rio Chico property during the year. The common shares of Aztec acquired by the Company have an estimated value of $35,000 as of December 31, 2009, compared to $160,.000 original cost.

The Company has a $110,000 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $23.1 million from $3.6 million at December 31, 2008 to $26.7 million at December 31, 2009. The Company had working capital of $38.8 million at December 31, 2009 (December 31, 2008 - $7.7 million). The increase in cash and cash equivalents of $23.1 million is primarily due to the $10.0 million net proceeds from the issuance of convertible debentures, the combined net proceeds of $19.4 million from equity issued in a prospectus offering and a private placement in October, 2009, $1.3 million from the exercise of warrants and stock options and $12.7 million from operations less $17.1 million used for capital investments made in property, plant and equipment, $1.8 million invested in marketable securities and $0.8 million of interest paid. The $38.8 million increase in working capital is primarily a result of the $23.1 million increase in cash and cash equivalents, a $2.9 million increase in inventory, a $1.1 million increase in accounts receivable and prepaid amounts, a $2.4 million increase in marketable securities and the reallocation of the Asset Backed Commercial Paper from long-term assets to current assets, the decrease in accounts payable of $0.1 million, less an increase in taxes payable of $0.5 million and the increase of the other short-term liabilities of $0.5 million.

Operating activities provided $12.2 million during the year ended December 31, 2009 compared to using $4.6 million during the same period in 2008. The major non-cash adjustments on the recorded loss of $1.9 million were non-cash charges for depreciation, depletion of $11.3 million, stock-based compensation of $1.8 million, accretion charge on convertible debentures of $1.5 million, a future income tax loss of $4.0 million, an unrealized foreign exchange loss of $1.4 million, a mark to market gain on redemption call option of $2.7 million and an increase in non-cash working capital of $3.1 million. The increase in non-cash working capital is primarily due to increased inventories.

Investing activities during the year used $19.1 million as compared to $10.6 million in 2008. The investments in property, plant and equipment was $17.1 million compared to $12.6 million for the same period in 2008. During the current period there was $2.4 million invested in marketable securities with $0.6 million in proceeds received compared to proceeds from sales of $6.0 million and investments made of $4.0 million in the same period of 2008.

The Company invested $18.0 million in property, plant and equipment during the year ended December 31, 2009, of which $17.1 million was paid in cash, $0.2 million was asset retirement obligation adjustment, $0.2 million was settled through common shares and $0.5 million will be settled through the balance remaining on a promissory note. Approximately $13.4 million was invested at Guanacevi with $9.1 million spent on mine development, $1.0 million on the tailings facility, $3.1 million on mine equipment and $0.2 million on office equipment and small vehicles. A total of $4.6 million was invested at Guanajuato with $3.3 million spent on mine development, $0.4 million spent on the plant, $0.8 million on mine equipment and $0.1 million spent on office equipment and small vehicles.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Planned capital investments in 2009 were $16.8 million with the continued focus on developing ramp access and dewatering two new ore-bodies at Guanacevi.

At Guanacevi, the planned capital investment was $8.5 million in mine development, $4.9 million on related mining equipment and $1.5 million on increasing the size of the tailings facility. While total capital expenditures at Guanacevi was 90% of budget, the mine development costs exceeded plan by 7% primarily due to increased costs associated with the completion of the North Porvenir pump station. The planned access to Santa Cruz was delayed because the capital funds were taken from Santa Cruz development and used to complete the pump station at North Porvenir. Mine development included the completion of the access to Porvenir Dos ore body, while the North Porvenir ramp continues to be extended with the pump station now complete at North Porvenir. The significant mine development completed in 2009 will provide the operation with a larger selection of stopes and allow it to expand the daily tonnage sent to the mill and improve management of cash flows. The tailings dam expansion was re-engineered to reduce the initial planned costs.

At Guanajuato, the capital investment was $1.5 million primarily to develop some of the newly discovered mineralized zones and $0.4 million to expand the plant to 600 tonnes per day by replacing one of the jaw crushers with a cone crusher. The 2009 actual investments were $3.3 million and $0.4 million, respectively, with additional expenditures approved for the purchase of additional mine equipment totalling $0.9 million. Mine development and equipment purchases exceeded plan or were incurred due to the discovery of Lucero and extension of the Bolanitos veins resulting from management decision to increase development.

Financing activities during the year generated $30.0 million as compared to $2.3 million during the same period in 2008. In February 2009, the Company completed a convertible debt financing for $10.0 million, net of issue costs, of five year 10% subordinated unsecured convertible redeemable debentures. In October 2009 the Company received net proceeds of $19.4 million from equity issued in a short form prospectus and a private placement . There were also 585,800 share purchase options and 273,675 warrants exercised which provided $1.3 million net of issue costs, while the Company paid out $0.8 million in interest year to December 31, 2009 on the convertible debentures.

As at December 31, 2009, the Company’s issued share capital was $112.2 million representing 60,626,203 common shares compared to $87.5 million representing 49,080,478 common shares at December 31, 2008. Of the 11,545,725 common shares issued during the period, 2,311,540 were issued upon conversion of special warrants, 6,152,500 were issued under the prospectus offering, 1,299,843 were issued under the private placement, 585,800 were issued upon stock option exercises, 273,675 were issued on exercise of warrants, 136,054 were issued on the acquisition of a mineral property, 80,000 were issued under the Company’s stock bonus plan and 706,313 were issued upon conversion of convertible debt.

In December 2008, the Company completed a brokered and non brokered private placements of special warrants for 2,311,540 units at CAN$1.30 per unit for gross proceeds of CAN$3.0 million. Each special warrant was exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$1.90 until February 25, 2014. The agents received a cash commission of 6% totalling $0.1 million and 131,792 agents’ share purchase warrants at an exercise price of CAN$1.51 until February 25, 2014. The warrants issued to the agents have a deemed fair value of $0.1 million and have been recorded in share capital on a net basis. The special warrants had been classified as a separate equity component at December 31, 2008 as the Company had not yet received a receipt from the provincial securities regulator for the Company’s final prospectus. This was subsequently received on February 24, 2009 and the special warrants were exercised into units as described above.

In February 2009, management completed a convertible debt financing for approximately CAN $14 million of five year 10% subordinated unsecured convertible redeemable debentures (See ”Convertible Debentures” for further information).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

In October 2009, the Company completed a prospectus offering and exercise of the over allotment for 6,152,500 units at CAN $3.00 per unit for gross proceeds of CAN $18.5 million. Each unit is comprised on one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 7, 2011. The agents received a cash commission of 6% totalling $1.1 million and 369,150 agents’ warrants, each warrant exercisable for one common share at an exercise price of CAN $3.00 until October 7, 2011. The warrants issued to the agents have an estimated fair value of $0.5 million and have been recorded in share capital on a net basis. Share issuance costs including agents’ fees totalled $1.9 million.

In October 2009, the Company completed a non-brokered private placement for 1,299,843 units at CAN $3.00 per unit for gross proceeds of CAN $3.9 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 26, 2011. A finders’ fee of 6% was paid on a portion of the private placement totaling $0.2 million. Share issuance costs including the finders’ fee totalled $0.2 million.

As at December 31, 2009, the Company had 5,187,700 options to purchase common shares outstanding with a weighted average exercise price of CAN$2.63 and had 6,030,989 share purchase warrants outstanding with a weighted average exercise price of CAN$3.00.

At December 31, 2009 the Company held certain Notes that were obtained in February from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. See “Asset Backed Commercial Paper” for further detail.

Even though the Company generates significant mine operating cash flow, the Company has incurred significant operating losses to date. Management recognizes that the Company will need to grow its operations and/or generate additional financing resources in order to meet its planned business objectives in the long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations.

Capital Requirements

The Company plans to invest a total of $29.6 million on capital projects in 2010, with the continued focus on refurbishing and expanding the Guanacevi plant, and developing mine access ramps at both operations.

At Guanacevi, $11.1 million is planned to develop the Santa Cruz and Porvenir Cuatro ore-bodies and extend access into both the North Porvenir and Porvenir Dos ore-bodies, $5.6 million is planned on a new crushing circuit, $1.0 million on tailings expansion and $5.0 million for various plant and mine equipment to facilitate the continued expansion at Guanacevi.

At Guanajuato, $4.5 million in planned to further develop the Lucero, Karina and Bolanitos veins, while $2.5 million is planned for mine equipment and plant equipment.

These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities, asset backed commercial paper notes (“ABCP Notes”), a promissory note and convertible debentures. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, promissory note and convertible debentures are designated as other financial liabilities and recorded at amortized cost. Marketable securities and ABCP are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and promissory note are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

The fair value of the ABCP Notes are determined by discounting the stream of future payments at the estimated prevailing market rates and are classified within Level 2 as of December 31, 2009. Prior to the successful restructuring of the ABCP in January 2009, the ABCP inputs was value unobservable and therefore classified as Level 3 of the fair value hierarchy.

The fair values of the convertible debentures are determined as described under “Convertible Debentures” and are classified within Level 2.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts and IVA receivable balance. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. After taking into account the Company’s holdings of cash equivalents, marketable securities and receivables, the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Market Risk
The significant market risk exposures to which the Company is subject are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense is incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalent of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2009		December 31, 2008
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$24,025	$7,582	$5,068	4,825
Financial Liabilities	(9,228)	(2,946)	(870)	(2,679)
Net Financial Liabilities	$14,797	$4,636	$4,198	$2,146

Of the financial assets listed above, $19,203 (2008 – $2,571) represents cash and cash equivalents held in Canadian dollars, and $2,426 (2008 - $851) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2009, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $0.7 million due to these financial assets and liabilities.

As at December 31, 2009, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.2 million due to these financial assets and liabilities.

Interest Rate Risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

With respect to financial liabilities, the convertible debentures and promissory note are not subject to interest rate risk given the fixed rate of 10% for both liabilities.

Asset Backed Commercial Paper

At December 31, 2009 the Company held restructured Canadian Asset Backed Commercial Paper Notes that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

The Company assessed the estimated fair value of its investment and based on the available information regarding current market conditions, the underlying assets and the indicative values contained in the report issued by JP Morgan, we recorded an impairment of $2.6 million in 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the fair value by using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This results in an estimated fair value of CAN$2.6 million.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. In January 2009, the Committee successfully completed the restructuring based on the report issued by J.P. Morgan. The restructuring plan was executed as follows:

The creation of three master asset vehicles (MAV).
Within each MAV, the issuance of 5 different series of notes:

Class A-1 Notes are the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

Class A-2 Notes are senior to the Class B Notes, C Notes and IA Tracking Notes. Class A-2 Notes are expected to have maturity of 8 years and a coupon rate of BA Rate less 0.5%
Class B Notes are senior to the Class C Notes and IA Tracking Notes. Class B Notes are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%

Class C Notes are senior to the IA Tracking Notes. Class C Notes are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan that for the Class C Notes “investors” should expect return closer to BA Rate less 0.5%.

IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

Based on the Restructuring Plan:

CAN $3,229,000 of our investments were replaced with Class A-1 Notes
CAN $1,093,000 of our investments were replaced with Class A-2 Notes
CAN $ 198,000 of our investments were replaced with Class B Notes
CAN $ 140,000 of our investments were replaced with Class C Notes
CAN $ 464,000 of our investments were replaced with IA Tracking Notes (Class 15)

The Company updated the valuation model to reflect the Notes that were distributed as a result of the restructuring. The Notes were recorded at their estimated fair value of CAN $2.6 million, resulting in no gain or loss on implementation of the restructuring. The Company received $247 thousand in the period in accordance with the terms of the notes.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of market fluctuations recognized through other comprehensive income, unless there are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Convertible Debentures

In February 2009, the Company issued CAN $14 million in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

A total of 7,364,737 common shares are issuable upon conversion. Subsequent to July 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85.

As the Debentures include both cash payment and equity conversion features, the gross proceeds have been allocated between liability and equity elements as further described below. The liability component of the Debentures is designated as other financial liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures is deferred over their expected term.

The face value of the Debentures has been allocated as follows for accounting purposes:

	CAN $	US $
Allocation of gross proceeds

Gross Proceeds	$13,993	$11,225
Fair value of liability portion	10,492	8,417
Fair value of equity portion	3,501	2,808

Liability portion of convertible debentures
Opening balance	-	-
Fair value of debt component	10,492	8,417
Issuance costs	(1,547)	(1,241)
Accretion expense	1,643	1,466
Interest accrued	(267)	(254)
Interest paid	(883)	(794)
Conversion into common shares	(889)	(829)
Foreign exchange (gain)/loss on revaluation	-	1,384
Closing balance of liability portion	8,549	8,149

Equity portion of convertible debentures
Opening balance	-	-
Fair value of equity portion	3,501	2,808
Issuance costs	(516)	(415)
Conversion into common shares	(286)	(229)
Closing balance of equity portion	2,699	2,164

The fair value of the liability portion of the Debentures at initial recognition was estimated using a discounted cash flow method, estimating the Company’s incremental borrowing rate to be 18%. The fair value of the equity component was estimated using the residual value method. The Company has determined that its redemption option had no material value at inception, but due to change of estimated inputs, the rise in the Company’s share price and estimated borrowing rate, a gain of $2.7 million was recorded in the fourth quarter of 2009. As at December 31, 2009 the redemption option was valued using a binomial lattice model using a volatility estimate of 65%, risk free rate of 2.3% and estimated borrowing rate of 12% over the life of the Debentures. The liability portion of the Debentures is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $1,656, which were allocated on a proportional basis between the liability component ($1,241), equity component ($415). The Company paid $1,191 and issued 644,414 share purchase warrants, each warrant exercisable for one common share at CAN$ 1.90 for five years with an estimated value of $465 as consideration for the financing fees. The agent warrants were valued using Black-Scholes valuation technique with an expected life of 5 years and a volatility of 73%.

During the year, CAN $1.34 million of convertible debentures were converted into 706,313 common shares and 353,155 warrants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Contractual Obligations

The Company had the following contractual obligations at December 31, 2009:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$506	$253	$253	-	-
Promissory Note	539	231	308	-	-
Other Long-Term Liabilities	1,740	-	-	$618	$1,122
Total	$2,785	$484	$561	$618	$1,122

Outstanding Share Data

As of March 19, 2010, the Company had the following items issued and outstanding:

  61,502,610 common shares
  4,668,500 options to purchase common shares with a weighted average exercise price of CAD$2.65 per share expiring between March 22, 2010 and June 14, 2017.
  6,094,869 purchase warrants with a weighted average exercise price of CAD$2.99 per share expiring between October 7, 2011 and February 26, 2014.
  CAN$ 11,990,000 of five year 10% subordinated unsecured convertible redeemable debentures with an exercise price of $1.90 per share.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

SUBSEQUENT EVENTS

In January 2010, the Company acquired the option to purchase a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2.75 million over three years, of which the Company paid $50,000 upon signing the option agreement. The Company is also required to spend $2.0 million on exploration over three years.

In February 2010 the Company exercised its right to acquire the Porvenir concessions and issued 71,428 common shares of the Company valued at $240,000 and paid $160,000 to acquire the property.

ANNUAL OUTLOOK

Financial

In 2010, Endeavour anticipates reaching new milestones in its financial performance, including higher sales revenues, mine operating cash-flow and EBITDA assuming continued robust silver and gold bullion prices, rising mine and plant production and falling cash costs. Management has planned one more year of major capital investments totalling $29.6 million in order to realize the full production capacities at Guanacevi and Guanajuato. Thereafter, capital requirements at both mining operations should decline to sustaining levels.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Production

In 2010, Endeavour expects to deliver its sixth consecutive year of growing silver production, up by about 20% to the 3.1 million oz range with approximately 15,000 oz gold as a by-product. Similar to 2009, the first two quarters of silver production are scheduled to be relatively flat, as we focus on mine development and capital programs. However, silver production is scheduled to increase in Q3 and Q4 of 2009, as the new ore bodies under development during the first half of the year at Guanacevi and Guanajuato are expected to enter into production.

Upon completion of the 2010 capital expansion projects, the Guanacevi mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). The final phase of organic growth for Guanacevi and Guanajuato should see the mine and plant capacities rise to 1,200 tonnes per day (tpd) at Guanacevi and 800 tonnes per day (tpd) at Guanajuato in 2011-2012.

Guanacevi currently draws 80% of its ore production from the Porvenir Mine, although Porvenir Dos production continues to grow as the ramp advances and new levels are accessed. The recent installation of a temporary jaw crushing circuit at the Guanacevi plant is intended to augment current production capacity until the permanent expanded crushing circuit is completed in 2010. Work re-commenced on the Santa Cruz access ramp in Q4, 2009 to allow for ore development starting in Q2, 2010 so that three ore-bodies can feed the Guanacevi plant in 2010.

At Guanajuato, the Lucero vein continues to contribute 60% of the ore production with the balance coming from Cebada and Bolanitos. With the recent expansion of the Guanajuato plant capacity to 600 tpd through the installation of a new cone crusher, production is expected to climb with the development of the new ore zone on the Bolanitos vein. However, plant capacity is not expected to be achieved until after new mine equipment arrives in Q1, 2010.

Exploration

In 2010, the Company will strive once again to replace reserves and expand resources at both mining operations. An aggressive 36,000 meter, 125-hole exploration drill program will be focused on following up on the new discoveries in both districts, testing several new prospective targets within these two districts, and exploring properties acquired in new districts.

The Company will also commence surface exploration drilling on the San Juanico properties. The objective will be to extend the poly-metallic resources from the El Cometa property onto the San Juanico properties. If current resources can be doubled, Endeavour believes these properties should have sufficient critical mass to conduct a preliminary economic assessment. Cometa and San Juanico have excellent access and infrastructure, being located on the outskirts of the city of Hidalgo de Parral, and less than two kilometres from the government processing plant. Phase 1 drill programs are also planned for El Toro and certain property acquisitions which are pending.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

On January 1, 2009, the Company adopted a new accounting standard that was issued by the Canadian Institute of Chartered Accountants: Handbook Section 3604, Goodwill and intangible assets, which replaces section 3062, Goodwill and intangible assets and Section 3450, Research and Development Costs, establishes a standard for recognition, measurement and disclosure of goodwill and intangible assets. There is no impact on the Company’s consolidated financial statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Convertible Debt
We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as described in Note 13 to the interim Financial Statements. The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the estimated market rate for a similar liability without the conversion features. The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 14 (d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

RISKS AND UNCERTAINTIES

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding
The Company has limited financial resources, and the mineral claims in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Agreements with Other Parties
The Company has entered into agreements with other parties relating to the exploration, development and production of its properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Countries and Regulatory Requirements
The Company’s mining and exploration properties are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company to obtain any required production financing for its mineral properties.

Foreign Operations
The majority of the Company’s current operations are conducted by its subsidiaries in, and all of the Company’s current production and revenue is derived from its operations in, Mexico. As the Company’s business is carried on in a foreign country, it is exposed to a number of risks and uncertainties including; labour unrest, high rates of inflation, changes to tax regimes, extreme fluctuations in currency exchange rates and difficulty obtaining key equipment and components for equipment.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General economic conditions
The recent unprecedented events in global financial markets have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
  the volatility of gold and silver prices affects our revenues, profits and cash flow;
  volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
  the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions
In 2007, 2008 and into 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and NYSE Amex, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

At the end of the period covered by this MD&A management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 51-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(f) under the Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2009.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued a report on the Company’s internal control over financial reporting which is included with the financial statements.

Changes in Internal Control over Financial Reporting

There have been no changes than occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2009
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 19, 2010

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also affect business activities such as certain contractual arrangements and compensation arrangements.

The Company has developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and implementation. The project planning and initial assessment stage has been completed. The initial assessment was completed with the assistance of external advisors and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity’s financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, asset retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company. This detailed assessment is expected to be completed in the second quarter of 2010.

The Company will then commence the design stage which includes completing an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage will proceed concurrently with the detailed assessment and design stages and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial datea for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the transition. The Company continues to monitor the development of the standards as issued by the International Accounting Standards Board and to determine any impact on the assessments done to date. Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.